# Thriving Design

## Balance Sheet

### As of December 31, 2021

|  | TOTAL |
|---|---:|
| **ASSETS** | |
| Current Assets | |
| Bank Accounts | |
| First Advantage bank - 9585 | 38,832.84 |
| PayPal | 100.34 |
| **Total Bank Accounts** | **$38,933.18** |
| Accounts Receivable | |
| Accounts Receivable (A/R) | 202.40 |
| **Total Accounts Receivable** | **$202.40** |
| Other Current Assets | |
| Inventory Asset | 43,182.21 |
| John Rider LOC Payments | 9,907.34 |
| Loan to Jason Rider | 227.14 |
| Loan to Morgan Rider | 3,092.35 |
| **Total Other Current Assets** | **$56,409.04** |
| **Total Current Assets** | **$95,544.62** |
| Fixed Assets | |
| Accumulated Depreciation | -9,887.00 |
| Furniture | 2,000.00 |
| Machinery and Equipment | 17,662.79 |
| **Total Fixed Assets** | **$9,775.79** |
| **TOTAL ASSETS** | **$105,320.41** |
| **LIABILITIES AND EQUITY** | |
| Liabilities | |
| Current Liabilities | |
| Accounts Payable | |
| Accounts Payable (A/P) | -2,000.00 |
| **Total Accounts Payable** | **$ -2,000.00** |
| Other Current Liabilities | |
| Sales Tax Payable | 830.90 |
| **Total Other Current Liabilities** | **$830.90** |
| **Total Current Liabilities** | **$ -1,169.10** |
| Long-Term Liabilities | |
| Convertible Notes | |
| Convertible Note - Bickley and Wenz | 50,000.00 |
| Convertible Note - J.C.R. | 81,329.10 |
| Convertible Note - John Rider -2 | 80,200.00 |
| Convertible Note - Karen Steer | 50,000.00 |
| Convertible Note - Matt Bickley | 25,000.00 |
| Convertible Note - Scott Minguez | 10,000.00 |
| **Total Convertible Notes** | **296,529.10** |
| John Rider LOC Loan 1374 | 148,020.74 |

# Thriving Design

## Balance Sheet

### As of December 31, 2021

|  | TOTAL |
|---|---|
| **Total Long-Term Liabilities** | **$444,549.84** |
| **Total Liabilities** | **$443,380.74** |
| Equity |  |
| Additional Paid in Capital | 59,001.30 |
| Retained Earnings | -125,796.59 |
| Net Income | -271,265.04 |
| **Total Equity** | **$ -338,060.33** |
| **TOTAL LIABILITIES AND EQUITY** | **$105,320.41** |

# Thriving Design

## Profit and Loss
### January - December 2021

|  | TOTAL |
|---|---:|
| **Income** | |
| Discounts given | -1,846.28 |
| Sales | 103,282.30 |
| Shipping Income | 1,427.17 |
| **Total Income** | **$102,863.19** |
| **Cost of Goods Sold** | |
| Cost of Goods Sold | 112,558.01 |
| Commissions | 1,994.01 |
| **Total Cost of Goods Sold** | **114,552.02** |
| Freight & Delivery | 20,688.89 |
| Inventory Shrinkage | -5,277.96 |
| Merchant Service/Credit Card Fees | 407.72 |
| Shipping Supplies | 8,271.79 |
| **Total Cost of Goods Sold** | **$138,642.46** |
| **GROSS PROFIT** | **$ -35,779.27** |
| **Expenses** | |
| Equipment (not capitalized) | 227.99 |
| General & Administrative | 0.00 |
| Bank Charges & Fees | 427.24 |
| Charitable Contribution | 3,000.62 |
| Dues, Memberships & Subscriptions | 2,788.72 |
| Insurance | 1,328.50 |
| Legal & Professional Services | 12,696.31 |
| Office Supplies | 6,838.94 |
| Software Subscriptions & Apps | 4,349.29 |
| Taxes & Licenses | 2,294.13 |
| **Total General & Administrative** | **33,723.75** |
| Interest Expense | 5,174.91 |
| Marketing & Sales | 14,994.25 |
| Advertising & Marketing | 14,874.10 |
| Digital Marketing | 1,640.63 |
| Marketing Contractors | 89,490.08 |
| Media | 5,482.25 |
| Printing & Collateral | 2,145.89 |
| Product Samples | 74.30 |
| Tradeshows and events | 16,420.32 |
| **Total Marketing & Sales** | **145,121.82** |
| Operating Expenses | 0.00 |
| Building and Rent | 24,008.99 |
| Car & Truck | 57.37 |
| Job Supplies | 2,901.28 |
| Meals & Entertainment | 2,160.29 |
| Repairs & Maintenance | 550.69 |

# Thriving Design

## Profit and Loss

January - December 2021

| | TOTAL |
|---|---|
| Travel | 5,317.51 |
| Utilities | 7,736.17 |
| Warehouse Contractor | 1,075.00 |
| **Total Operating Expenses** | **43,807.30** |
| **Total Expenses** | **$228,055.77** |
| NET OPERATING INCOME | **$ -263,835.04** |
| Other Expenses | |
| Depreciation | 7,430.00 |
| **Total Other Expenses** | **$7,430.00** |
| NET OTHER INCOME | **$ -7,430.00** |
| NET INCOME | **$ -271,265.04** |

# Thriving Design

## Statement of Cash Flows
### January - December 2021

| | TOTAL |
|---|---|
| **OPERATING ACTIVITIES** | |
| Net Income | -271,265.04 |
| Adjustments to reconcile Net Income to Net Cash provided by operations: | |
| Accounts Receivable (A/R) | 2,613.49 |
| Inventory Asset | 3,605.45 |
| John Rider LOC Payments | -9,907.34 |
| Loan to Jason Rider | -227.14 |
| Loan to Morgan Rider | -3,092.35 |
| Accumulated Depreciation | 7,430.00 |
| Accounts Payable (A/P) | -2,000.00 |
| Sales Tax Payable | 830.90 |
| **Total Adjustments to reconcile Net Income to Net Cash provided by operations:** | **-746.99** |
| **Net cash provided by operating activities** | **$ -272,012.03** |
| **INVESTING ACTIVITIES** | |
| Machinery and Equipment | -3,262.79 |
| **Net cash provided by investing activities** | **$ -3,262.79** |
| **FINANCING ACTIVITIES** | |
| Convertible Notes:Convertible Note - Bickley and Wenz | 50,000.00 |
| Convertible Notes:Convertible Note - John Rider -2 | 80,200.00 |
| Convertible Notes:Convertible Note - Karen Steer | 50,000.00 |
| Convertible Notes:Convertible Note - Matt Bickley | 25,000.00 |
| Convertible Notes:Convertible Note - Scott Minguez | 10,000.00 |
| John Rider LOC Loan 1374 | 60,727.25 |
| Additional Paid in Capital | 59,001.30 |
| Jason Rider - Contributions | -52,819.22 |
| Morgan Rider - Contributions | 2,384.08 |
| Retained Earnings | -10,132.00 |
| Tax Return Adjustments | 383.49 |
| **Net cash provided by financing activities** | **$274,744.90** |
| **NET CASH INCREASE FOR PERIOD** | **$ -529.92** |
| Cash at beginning of period | 39,463.10 |
| **CASH AT END OF PERIOD** | **$38,933.18** |

## Thriving Design PBC
## Consolidated Statement of Equity

| | Additional Paid in Capital | Retained Earnings (Accumulated Deficit) | Total |
|---|---|---|---|
| Balance, January 1, 2021 | 50,435 | (125,797) | (75,361) |
| Additional Paid in Capital | 8,566 | | |
| Distributions | | - | - |
| Net Income | | (271,265) | (271,265) |
| Ending Balance, December 31, 2021 | 59,001 | (397,062) | (338,060) |